Exhibit 23-1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 Astec Industries, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-123266, 333-124420, 033-61461, 333-133013, 333-134398, and 333-176177) on Form S-8 of Astec Industries, Inc. of our reports dated March 1, 2017, with respect to the consolidated balance sheets of Astec Industries, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of  income, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which excluded an evaluation of the internal control over financial reporting of Power Flame Incorporated, which reports appear in the December 31, 2016 annual report on Form 10‑K of Astec Industries, Inc.
/s/ KPMG LLP

Knoxville, Tennessee
March 1, 2017